FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the 17th day of November, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St., Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.
This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	November 17th, 2005	By:	/s/ Michal Rimon
Assistant General Counsel

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Editorial Contacts	Investor Contacts
David Coates	Jeff Corbin / Lee Roth
Brodeur Worldwide	KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

M-Systems Acquires Microelectrónica Española

Expected to enhance M-Systems` capabilities in the mobile market

KFAR SABA, Israel, Nov. 14, 2005 - M-Systems (Nasdaq: FLSH), an industry leader and innovator of flash-based data storage devices, today announced the acquisition of Microelectrónica Española, a prominent European smart card and smart card operating systems company. The transaction will expand M-Systems` technology, security and manufacturing capabilities as well as geographical reach. It will also enhance M-Systems` mobile product portfolio and broaden its channel access to the mobile market.

"Today`s announcement opens a world of new opportunities for M-Systems as we combine Microelectrónica Española`s team, channels, its advanced secured manufacturing capabilities and smart card technology, with our own core competencies in the realm of flash management and security," said Dov Moran, president and chief executive officer of M-Systems. "We now expect to offer a unique portfolio of storage solutions for mobile handsets - DiskOnChip Embedded Flash Drives, memory cards, MegaSIM products and SIM cards."

Microelectrónica Española, which began operations in 1989, has focused on the development of fundamental smart card technology. Currently, Microelectrónica Española`s technology is utilized in the telecommunications industry, as well as in the security and banking industries.

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"After 15 years of growing the business and establishing the company as a success story, I am enthusiastic about the new opportunities presented as a result of this transaction," said Javier Pérez Aznar, founder and chairman of the board of Microelectrónica Española. "Most importantly, the merged synergies between the companies will position Microelectrónica Española to expand into new product categories, business markets and geographical regions in today`s increasingly globalized economy. I see this union, which provides for continuity in management and in business model, as being extremely positive for both companies` employees, customers and business partners."

"Integrating security and storage on one hand, and building a broad portfolio of mobile storage solutions on the other, are at the core of our mobile strategy," said Arnon Dinur, senior vice president of Strategy and M&A at M‑Systems. "We believe that continuing with Microelectrónica Española`s current team and maintaining its position in the market as a provider of high-end smart card solutions falls right into place with our own market positioning and direction."

In addition, Simone Cavallo has recently joined M-Systems and will oversee the activities of Microelectrónica Española. During the last five years, Mr. Cavallo served as chief executive officer of Incard, one of the leading global smart card manufacturers. Mr. Cavallo brings with him vast international experience in the telecommunications and smart card industries.

"We recognize the huge growth opportunities for M-Systems in the mobile market, and believe this transaction will help us capitalize on these opportunities," said Mr. Moran. "I am very pleased to welcome the employees of Microelectrónica Española to the growing M-Systems family."

The net purchase price for the shares of Microelectrónica Española (following completion of all related transactions) is approximately $40 million in cash, net of Microelectrónica Española`s working capital (which includes cash on hand) acquired in the deal.

Conference Call Scheduled

Management will host a conference call at 10:00 a.m. EST to discuss the transaction. The call will be available live on the Internet at www.m-systems.com and www.kcsa.com. Following the call, the webcast will be archived for a period of 90 days.

A replay of the call will be available beginning at approximately 12:00 p.m. EST, November 14, 2005, until November 16, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 6710987.

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About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

About Microelectronica Española

Microelectrónica Española is one of the leaders in the development of smart cards and related products for industries such as telecommunications, security and banking. The company is currently commercially active in more than 15 countries.

M.MAR, Smart Alliance, Bio-PIN, PIN Biométrico and M.MAR J+ are trademarks of Microelectrónica Española S.A.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

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This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  difficulties in successfully integrating and continuing the operations, personnel and products of Microelectrónica Española ("MEE"), the achievement of future revenue and earnings from the MEE products, loss of key MEE customers or key employees, the unexpected discovery of liabilities acquired in such acquisition and charges associated with the acquisition; the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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